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Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: UnitedGlobalCom, Inc.
Commission File No. 000-49658

Subject Company: Liberty Media International, Inc.
Commission File No. 000-50671

UGC Sets Date for Special Stockholder Meeting to Vote on
Liberty Global Transaction

        Denver, Colorado—May 3, 2005: UnitedGlobalCom, Inc. ("UGC" or "the Company") (Nasdaq: UCOMA), announced that it has set June 14, 2005 as the date for its special stockholders meeting to vote on the previously announced business combination of UGC with Liberty Media International, Inc. ("LMI") under a new parent company named Liberty Global, Inc. ("Liberty Global"). Holders of record of UGC common stock as of 5:00 p.m., New York time, on May 3, 2005, the record date, will be entitled to vote at the UGC special meeting. The special meeting will be held at the Hyatt Regency Tech Center, 7800 E. Tufts Avenue, Denver, Colorado 80237 on June 14, 2005 at 10:00 a.m. local time. The Company anticipates that the joint proxy statement/prospectus with respect to the special meeting, together with a form of election, will be mailed on May 9, 2005 to UGC stockholders of record on the record date.

About UnitedGlobalCom

        UGC is a leading international provider of video, voice, and broadband Internet services with operations in 16 countries, including 13 countries in Europe. Based on the Company's operating statistics at December 31, 2004, UGC's networks reached approximately 16.0 million homes passed and served over 11.6 million RGUs, including approximately 9.5 million video subscribers, 1.4 million broadband Internet subscribers, and 803,500 telephone subscribers.

Additional Information

        Liberty Global has filed a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus related to the proposed business combination between LMI and UGC. UGC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors may obtain a copy of the definitive joint proxy statement/prospectus and other documents related to the business combination free of charge at the SEC's website (http://www.sec.gov). In addition, copies of the definitive joint proxy statement/prospectus and other related documents filed by the parties to the merger may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

        The directors and executive officers of UGC and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed business combination. Information regarding UGC's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement.

        Please visit www.unitedglobal.com for further information or contact:

Richard S.L. Abbott Investor Relations—UGC (303) 220-6682 Email: ir@unitedglobal.com	Claire Appleby Investor Relations—Europe +44 20 7 838 2004 Email: ir@ugceurope.com

Bert Holtkamp
Corporate Communications—UGC Europe
+ 31 (0) 20 778 9447
communications@ugceurope.com

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UGC Sets Date for Special Stockholder Meeting to Vote on Liberty Global Transaction